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                                  EXHIBIT 21.1

                         SUBSIDIARIES OF THE REGISTRANT

ADFlex Mexico, S.A. de C.V., organized under the laws of Mexico
ADFlex Solutions Limited, organized under the laws of the United Kingdom ADFlex Solutions FSC Inc., organized under the laws of Barbados
ADFlex Cayman Limited, organized under the laws of the Cayman Islands
ADFlex (Thailand) Limited, organized under the laws of the Kingdom of Thailand